EXHIBIT 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

VersaBank

2002 – 140 Fullarton Street

London, Ontario
N6A 5P2

Item 2	Date of Material Change

April 30, 2021

Item 3	News Release

A news release describing the material change was issued on March 31, 2021 through the facilities of Canada News Wire and subsequently filed on SEDAR.

Item 4	Summary of Material Change

VersaBank (the “Bank”) announced that it intends to redeem all outstanding Non-cumulative 6-Year Rate Reset Preferred Shares, Series 3 (Non-Viability Contingent Capital (NVCC)) ("Series 3 Preferred Shares") of the Bank on April 30, 2021 (the “Redemption Date”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

VersaBank redeemed all outstanding Series 3 Preferred Shares of the Bank on April 30, 2021 at a price equal to $10.00 per share (the “Redemption Price”) together with all declared and unpaid dividends to the Redemption Date. Dividends were paid separately from the Redemption Price.

The redemption was approved by the Office of the Superintendent of Financial Institutions and was financed out of the general funds of the Bank.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7	Omitted Information

Not Applicable.

Item 8	Executive Officer

For further information, please contact:

David Taylor

President & Chief Executive Officer

Telephone No: (519) 675-4206

Item 9	Date of Report

April 30, 2021